KAREN SINGER
212 Vaccaro Drive
Cresskill, New Jersey 07626
June 18, 2007
Board of Directors of Arbinet —thexchange, Inc. (the “Board”)
Arbinet — thexchange, Inc.
120 Albany Street, Tower II, Suite 450
New Brunswick, New Jersey 08901
To the Board:
As the Board is aware, I am the beneficial owner of approximately 9.05% of the common stock of Arbinet-thexchange, Inc. (the “Company”) as trustee of the Singer Children’s Management Trust.
Last week, the Company made certain public filings and disclosures, which I have reviewed. While I am disappointed by a lengthy and costly process which showed no beneficial results to shareholders, I am encouraged by the Board’s steps toward giving the Company a new direction that will help renew its growth and profitability. I am hopeful that your willingness to work with my advisors in reviewing new director candidates will result in avoiding another lengthy and costly proxy contest. I am also hopeful that your interim CEO and, subsequently, a new CEO that the reconstituted board might retain, will be willing to take the steps that are necessary to unlocking the value of the Company for all shareholders.
In the near term, my advisors and I are looking forward to sitting down with the Company and its representatives to discuss the appointment of new directors. Starting these discussions immediately will help to ensure that the Company does not waste further time or money on this matter. With the right direction, the Company should return to valuations of prior years, which truly reflect its value.
My advisors and I look forward to hearing from you soon.

Very truly yours,
/s/ Karen Singer
Karen Singer